SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

COMSCORE, Inc.
(Name of Subject Company)

COMSCORE, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

20564W105
(CUSIP Number of Class of Securities)

Christiana L. Lin, Esq.
General Counsel and Chief Privacy Officer
comScore, Inc.
11950 Democracy Drive. Suite 600
Reston, Virginia 20190
703 438-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert G. Day, Esq.	Michael Labriola, Esq.
Wilson Sonsini Goodrich & Rosati	Wilson Sonsini Goodrich & Rosati
Professional Corporation	Professional Corporation
650 Page Mill Road	1700 K Street, NW, Fifth Floor
Palo Alto, CA 94304	Washington, DC 20006
(650) 493-9300	(202) 973-8800

□ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Item 1. Subject Company Information…………………………………………………………..1
Item 2. Identity and Background of Filing Person……………………………………………... 1
Item 3. Past Contacts, Transactions, Negotiations and Agreements…………………………… 2
Item 4. The Solicitation or Recommendation………………………………………………….. 5
Item 5. Persons/Assets, Retained, Employed, Compensated or Used…………………………. 9
Item 6. Interest in Securities of the Subject Company………………………………………… 9
Item 7. Purposes of the Transaction and Plans or Proposals……………………………….…. 10
Item 8. Additional Information……………………………………………………………….. 11
Item 9. Exhibits……………………………………………………………………………….. 12

Item 1.	Subject Company Information.

Name and Address
The name of the subject company is comScore, Inc., a Delaware corporation (“comScore” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we,” and “our” to refer to the Company. The address of the Company’s principal executive offices is 11950 Democracy Drive, Suite 600, Reston, Virginia, 20190, and its telephone number at that address is 703 438-2000.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.001 par value per share, of the Company (the “Common Stock”). As of February 13, 2015, there were 34,188,070 shares of Common Stock (each share of Common Stock, a “Share” and collectively, the “Shares”) outstanding. The number of Shares outstanding excludes:

•
1,980,308 Shares issuable upon exercise of options outstanding under the Company’s equity incentive plans as of December 31, 2014, a portion of which options are subject to vesting if the average closing share price of the Company’s stock on the Nasdaq Global Market for a consecutive thirty-day period exceeds certain thresholds ranging from $48 per share to $60 per share;

•
1,410,581 Shares issuable upon the settlement of restricted stock unit awards outstanding under the Company’s equity incentive plans as of December 31, 2014, a portion of which restricted stock unit awards are subject to vesting if the average closing share price of the Company’s stock on the Nasdaq Global Market for a consecutive thirty-day period exceeds certain thresholds ranging from $48 per share to $60 per share;

•	476,993 Shares issuable upon the settlement of restricted stock awards outstanding under the Company’s equity incentive plans as of December 31, 2014; and

•	the Shares issuable by the Company pursuant to the Stock Purchase Agreement and the Strategic Alliance Agreement referenced in Item 3.

•

Item 2.	Identity and Background of Filing Person.

Name and Address
The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 above under the heading “Name and Address.” The Company’s website is www.comscore.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.
Tender Offer
This Schedule 14D-9 relates to the tender offer by Cavendish Square Holding B.V., a private limited company incorporated under the laws of the Netherlands (“Purchaser”) and an indirect wholly-owned subsidiary of WPP plc, a public limited company incorporated under the laws of Jersey (“WPP”), pursuant to which Purchaser has offered to purchase up to 5,520,229 Shares at a price of $46.13 per Share (the “Offer Price”), net to the seller thereof in cash, without interest and less applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 20, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, and as amended or supplemented from time to time, the “Schedule TO”) filed by WPP and Purchaser with the Securities and Exchange Commission (the “SEC”) on February 20, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

As set forth in the Offer to Purchase, the address of Purchaser is Laan op Zuid 167, 3072 BD, Rotterdam, Netherlands.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) WPP, Purchaser or their respective executive officers, directors or affiliates, on the other hand.
Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
Arrangements between the Company and WPP

The Offer is being made in connection with a strategic relationship being entered into between the Company and WPP. This strategic relationship includes, among other things, (i) the Offer, (ii) the Company’s pending acquisition of the internet audience measurement business managed by WPP's Kantar group of companies in Norway, Sweden and Finland (the “European IAM Acquisition”), pursuant to a Stock Purchase Agreement dated February 11, 2015, by and among the Company, its subsidiary CS Worldnet Holding BV, Purchaser, and WPP Group USA, Inc., an indirect subsidiary of WPP (“GUSA”), and (iii) the strategic collaboration between the Company and WPP on cross-media audience measurement (which includes the combined reporting of internet audience measurement (“IAM”), television audience measurement (“TAM”) and other media) business outside the United States pursuant to a Strategic Alliance Agreement dated February 11, 2015 between the Company and GUSA. The Company, Purchaser and GUSA have also entered into a Stockholders Rights Agreement and a Voting Agreement that will govern Purchaser’s rights and obligations as a holder of Shares. The material terms of the principal documents for this strategic relationship are described below.

Strategic Alliance Agreement

The summary of the Strategic Alliance Agreement contained in Section 12 of the Offer to Purchase entitled “Transaction Documents - Strategic Alliance Agreement” is incorporated by reference herein. The summary of the Strategic Alliance Agreement is qualified in its entirety by reference to the full text of the Strategic Alliance Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Stock Purchase Agreement

The summary of the Stock Purchase Agreement contained in Section 12 of the Offer to Purchase entitled “Transaction Documents - Stock Purchase Agreement” is incorporated by reference herein. The summary of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

The summary of the Stock Purchase Agreement is incorporated by reference herein for the benefit of the stockholders and is not intended to provide any other factual information about the Company, WPP or any of their respective subsidiaries or affiliates. The Stock Purchase Agreement contains representations and warranties about the Company, WPP and some of their respective subsidiaries or affiliates, which representations and warranties are qualified by information in a confidential disclosure letter provided by GUSA in connection with the execution and delivery of the Stock Purchase Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Stock Purchase Agreement. Moreover, the representations and warranties in the Stock Purchase Agreement are the product of negotiations among the Company, WPP and their respective subsidiaries or affiliates, and certain representations and warranties in the Stock Purchase Agreement were used for the purpose of allocating risk among the parties to the Stock Purchase

Agreement, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from the standard generally applicable to public disclosures to stockholders. Accordingly, the representations and warranties in the Stock Purchase Agreement may not represent the actual state of facts about the Company, WPP or any of their respective subsidiaries or affiliates. The Company’s stockholders are not third-party beneficiaries of the Stock Purchase Agreement and the Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, WPP or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Stock Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s or WPP’s public disclosures.

Business Sale and Purchase Agreement

The summary of the Business Sale and Purchase Agreements contained in Section 12 of the Offer to Purchase entitled “Transaction Documents - Business Sale and Purchase Agreements” is incorporated by reference herein. The summary of the Business Sale and Purchase Agreements is qualified in its entirety by reference to the full text of the Form of Business Sale and Purchase Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Stockholders Rights Agreement

The summary of the Stockholders Rights Agreement contained in Section 12 of the Offer to Purchase entitled “Transaction Documents - Stockholders Rights Agreement” is incorporated by reference herein. The summary of the Stockholders Rights Agreement is qualified in its entirety by reference to the full text of the Stockholders Rights Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Voting Agreement

The summary of the Voting Agreement contained in Section 12 of the Offer to Purchase entitled “Transaction Documents - Voting Agreement” is incorporated by reference herein. The summary of the Voting Agreement is qualified in its entirety by reference to the full text of the Strategic Alliance Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Other Commercial Relationships

As participants in the media and communications industry, WPP and its affiliates and the Company have had a series of commercial relationships. Since December 2005, the Company has been providing a range of products and services, including comScore’s syndicated services, marketing solutions, and custom survey work, to GUSA pursuant to a Master Services Agreement (the “MSA”). Also, the Company has entered other services agreements with WPP and its affiliates for the purchase of comScore’s products and services outside of the United States.  In the last calendar year, WPP and its affiliates’ purchases of the Company’s products and services totaled over $7,500,000 worldwide.  Within this amount, GroupM, an affiliate of WPP and the parent company of WPP’s media agencies, purchased over $3,500,000 in comScore products and services.  The Company and GroupM are in the process of discussing a potential service order addendum to the MSA that would provide for a renewal of certain subscriptions and an ability to purchase additional syndicated and custom products and services from the Company.  The details of the service order addendum have yet to be finalized.   As currently contemplated, the service order would provide for a credit bank that with a value of approximately $20,000,000 to be allocated over a five year term.

Confidentiality Agreement

On May 6, 2014, the Company and WPP entered into a confidentiality agreement (as amended, the “Confidentiality Agreement”), in connection with the consideration of a possible transaction between the parties, under which each party agreed to keep confidential the information furnished by or on behalf of the other party to it and its representatives for three years from the date of the Confidentiality Agreement, and to use such information only for purposes of evaluating the possible transaction. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements between WPP and the Company’s Directors and Executive Officers
Securities Ownership
As of February 20, 2015, to the knowledge of the Company after making reasonable inquiry, none of the Company’s directors or executive officers beneficially owns any ordinary shares or American Depositary Shares of WPP.

Intent Not To Tender
The Company’s directors and executive officers have indicated that they will not tender Shares held of record or owned beneficially by them into the Offer.
Arrangements between the Company and its Directors and Executive Officers

Information regarding any agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and the Company, its executive officers, directors or affiliates, on the other hand, is included in the sections of the Company’s Definitive Proxy Statement on Schedule 14A titled “Director Compensation”, “Executive Compensation” and “Certain Relationships and Related Transactions - Transactions and Relationships with Directors, Officers and Five Percent Stockholders - Indemnification Agreements” and “Security Ownership of Certain Beneficial Owners and Management”, filed with the SEC on June 12, 2014, the Company’s Current Report on Form 8-K, filed with the SEC on November 12, 2014 and the Company’s Current Report on Form 8-K, filed with the SEC on February 17, 2015, which are incorporated herein by reference and filed as Exhibits (e)(7), (e)(8) and (e)(9) hereto, respectively.

Item 4.	The Solicitation or Recommendation.
Solicitation or Recommendation
During a meeting held on February 11, 2015, the Board of Directors of the Company (the “comScore Board”) unanimously approved the Strategic Alliance Agreement, the Stock Purchase Agreement, the Stockholders Rights Agreement, the Voting Agreement, and the transactions contemplated by these agreements, including the Offer. In approving these transactions, the comScore Board considered a complex and wide range of factors, including, among other things, (i) the potential of the strategic alliance with WPP and the European IAM Acquisition to provide significant opportunities and important strategic benefits for the Company, and ultimately create value for the Company’s stockholders; (ii) the likelihood that it may take a substantial amount of time for the Company to realize the benefits of these transactions and deliver value to the Company’s stockholders; (iii) the fact that the acquisition of a substantial ownership position in the Company by Purchaser was a key prerequisite for Purchaser and WPP to enter into the Strategic Alliance Agreement and the related transactions; (iv) the fact that the Offer was a reasonable alternative to a direct issuance of shares to Purchaser that gives Purchaser an opportunity to achieve desired share ownership in the Company while limiting the incremental dilution to existing stockholders from a direct issuance; and (vi) the fact that the Offer offers liquidity opportunities for the Company’s stockholders at a price potentially at a premium to the then current market prices in an orderly fashion and without the typical transaction costs and market uncertainty associated with market sales.  For a more detailed discussion of the factors considered by comScore Board, see “Reasons for the

comScore Board’s Determination” below. Because of these competing considerations, while the comScore Board unanimously determined that the transactions are in the best interest of the Company’s stockholders, the comScore Board is not expressing an opinion on and is remaining neutral with respect to the Offer.
Accordingly, the comScore Board makes no recommendation to comScore stockholders regarding whether to accept the Offer and tender their Shares to Purchaser pursuant to the Offer.  comScore urges each stockholder to makes its own decision regarding the Offer, including, among other things, the adequacy of the Offer Price, based on all available information and in light of the stockholder’s own investment objectives; the stockholder’s view with respect to the Company’s prospects and outlook; the matters considered by the Board, as noted below; and any other factors that the stockholder deems relevant to its, his or her investment decision.
Background and Reasons for the comScore Board’s Determination
Background
In the ordinary course of business, the comScore Board and the Company’s senior management review and assess various strategic alternatives available to comScore that may enhance stockholder value. These reviews and discussions focus, among other things, on the opportunities and risks associated with the Company’s business and financial condition and strategic relationships and other strategic options.
In April 2014, Magid Abraham, Executive Chairman of the comScore Board, and Serge Matta, Chief Executive Officer of the Company, attended a lunch with Sir Martin Sorrell, Group Chief Executive of WPP, and briefly discussed the possibility of a joint venture between WPP and the Company outside of North America. Thereafter, on May 5, 2014, Sir Martin and Messrs. Andrew Scott, Chief Operating Officer of WPP Europe, Eric Salama, Chief Executive Officer of WPP’s Kantar group of companies, Magid Abraham and Serge Matta held a teleconference during which the parties continued discussions regarding a potential joint venture between WPP and the Company outside of North America.
In connection with the parties’ exploration of a potential transaction, WPP retained Goldman, Sachs & Co. (“Goldman”) as its financial advisor and Davis & Gilbert LLP (“D&G”) as its legal advisor, and the Company retained J.P. Morgan Securities LLC (“JPM”) as its financial advisor and Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”) as its legal advisor. On May 6, 2014, the Company and WPP executed a mutual confidentiality agreement to facilitate the exchange of information relating to the potential transaction.
From late May and through early August 2014, the parties explored a number of alternative deal structures and held a series of discussions relating thereto. Following these discussions, the parties decided that instead of a joint venture, WPP and the Company would enter into a strategic relationship consisting of a series of transactions, including the Company’s acquisition of WPP’s European IAM Business, WPP’s acquisition of an equity stake in the Company, and the development of certain strategic collaboration designed to explore business opportunities outside of the United States that would benefit both parties.
On October 6, 2014, WPP sent an initial draft of the non-binding term sheet to the Company. From mid-October through late November, WPP and the Company and their respective financial advisors engaged in a series of negotiations of deal terms and exchanged multiple drafts of the non-binding term sheet. Among other things, the parties negotiated WPP’s standstill obligations, the limitations on its voting rights with respect to Shares acquired in the transaction, and various regulatory considerations. During the same period, the Company and its representatives began conducting due diligence on the European IAM Business, including the review of certain documents provided by WPP. On December 24, 2014, the Company and GUSA executed the non-binding term sheet, which set forth the principal structure of the sale of the European IAM Business, the Offer, and the strategic alliance between the Company and WPP. The non-binding term sheet remained subject to the drafting and negotiation of definitive agreements. Following the execution of the non-binding term sheet, the Company continued to conduct diligence on the European IAM Business.
On December 26, 2014, WPP commenced its diligence process by reviewing the Company’s SEC filings, and reports issued by financial analysts. On various dates during January 2015, WPP and its representatives conducted telephonic and in-person due diligence sessions with the Company and its representatives regarding various aspects of the Company's business.
On January 9, 2015, the Company sent initial drafts of the Voting Agreement and the Stockholders Rights Agreement to WPP and Goldman; a few days later, the Company also provided initial drafts of the Strategic Alliance Agreement and the agreement that ultimately became the Stock Purchase Agreement.
From mid-January to February 11, 2015, WPP and its advisors and the Company and its advisors exchanged multiple drafts of the transaction documents. A number of calls occurred wherein the parties negotiated the terms of transaction documents and discussed various issues, including outstanding diligence items and regulatory matters. During this period, JPM and members of the Company’s management continued to respond to diligence requests and inquiries from WPP and Kantar.
On February 9, 2015, a committee of the board of directors of WPP unanimously approved the Stock Purchase Agreement negotiated between the parties and the transactions contemplated thereby, including the Offer.
On February 11, 2015, the Company informed WPP that, at a special meeting of the Company’s board of directors held on February 11, 2015, the board unanimously approved the Strategic Alliance Agreement, the Stock Purchase Agreement, the Stockholders Rights Agreement, the Voting Agreement, and the transactions contemplated by these agreements, including the Offer.
On February 11, 2015, following the approval by the Company’s board of directors, the Company, as Buyer Parent, CS B.V., as Buyer, GUSA, as Seller Parent, and Purchaser, as Seller, executed the Stock Purchase Agreement and each of the Company and WPP issued press releases announcing the execution of the Stock Purchase Agreement.
On February 20, pursuant to the Stock Purchase Agreement, Purchaser and WPP commenced the Offer.
Reasons for the comScore Board’s Determination

In approving the Stock Purchase Agreement, the Strategic Alliance Agreement and the other transaction agreements and the transactions contemplated thereby, including the Offer, and in determining not to express an opinion and to remain neutral with respect to the Offer, the comScore Board consulted with comScore’s senior management, its legal and financial advisors, and reviewed, evaluated and considered numerous range of factors and a significant amount of information and data, including the following:

•
Information concerning comScore’s business, financial performance (both past and prospective) and comScore’s financial condition, results of operations (both past and prospective), business and strategic objectives, as well as the risk of accomplish those objectives;

•
The terms of the Offer, including the Offer Price, the closing conditions, circumstances under which Purchaser would be required to extend the period of the Offer, and the circumstances under which the Offer could be terminated.

•
The fact that stockholders who tender their shares in the Offer would have withdrawal rights as provided in the Offer and could withdraw comScore Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so based on any changes to the comScore Board’s position with respect to the Offer or otherwise.

•
The potential value to the Company of the transactions, including the value of the European IAM business and the potential increase in value in that business resulting from potential product cross-selling and co-development with WPP and the potential value of the Strategic Alliance Agreement, and the likelihood of achieving such value.

•
The fact that, if requested by Purchaser, the Company is required to issue new Shares to Purchaser if the number of Shares acquired by Purchaser pursuant to the Offer is below a certain level, and the issuance of new Shares would have a dilutive effect on the Shares owned by the Company’s existing stockholders.

•
The potential dilution to the Company’s existing stockholders if, in lieu of the Offer, the Purchaser were to directly purchase newly issued Shares from the Company for cash in order to achieve its desired ownership position in the Company, which was a key prerequisite for WPP and the Purchaser to enter into the Strategic Alliance Agreement and the Stock Purchase Agreement.

•
Each stockholder’s ability to make an independent judgment of whether to maintain its interest in comScore or to reduce or liquidate its interest in comScore by participating in the Offer based on publicly available information; the comScore Board expects that factors that may be relevant to this decision include, among other things:

◦	the stockholder’s determination of the adequacy of the Offer Price in light of the stockholder’s own investment objectives;

◦
the stockholder’s views as to comScore’s prospects and outlook or the likelihood that comScore will enter into a strategic transaction that will include a change of control premium to be paid to comScore’s stockholders that is larger than any premium paid in the Offer;

◦	the stockholder’s need for liquidity or diversification of its investment portfolio;

◦	other investment opportunities, including other types of investments, available to the stockholder;

◦
the stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the stockholder may wish to consult with competent investment professionals;

◦	the tax consequences to the stockholder of participating in the Offer, for which the stockholder may wish to consult with competent tax advisors; and

◦	the factors considered by comScore Board as described herein and any other factors that the stockholder deems relevant to its investment decision.

•
Historical market prices, volatility and trading volume and other information with respect to comScore Common Stock, including the fact that the Offer Price represents a premium of approximately 10% over the volume weighted average price of the Shares for the twenty (20) trading days ending on February 9, 2015, the last full trading day before the February 11, 2015 meeting of the Board held to evaluate the Offer.

•	The extent to which the Offer Price exceeds the cost basis of certain significant holders of comScore Common Stock;

•
The share price targets and EBITDA estimates in publicly-available analyst reports issued between October 2014 and January 2015 by Wedbush Securities, SunTrust Robinson Humphrey, Goldman Sachs, Breen Capital, Oppenheimer and Cantor Fitzgerald.

•
That stockholders who tender their shares in the Offer (i) would eliminate many risks and uncertainties that come with owning shares of comScore Common Stock, including those related to the performance of comScore, the industry in which comScore operates, the financial markets and prices at which other offerors may be willing to pay for their shares of comScore Common Stock; and (ii) would forgo the opportunity to participate in any future benefits arising from continued ownership of those Shares, including any potential future earnings growth of comScore, including those resulting from the strategic alliance with WPP and the European IAM Acquisition, and any subsequent increase in the market value of comScore Common Stock.

•
That stockholders whose shares of comScore Common Stock are tendered and purchased in the Offer will not participate in any future strategic transactions involving comScore, such as a sale of comScore or a significant part of its assets or capital stock. Although no such transaction is pending or contemplated at this time, comScore Board cannot predict if or when any such transaction may occur in the future and, if such a transaction were to occur, whether the terms of any such transaction would be more favorable or less favorable to comScore’s stockholders than the Offer.

The foregoing discussion of information and factors considered and given weight by the comScore Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the comScore Board. In view of the variety of information and factors considered in connection with its evaluation of the contemplated transactions, including the Offer, the comScore Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the comScore Board may have given different weights to different factors.

Intent to Tender

As described above in Item 3 - “Intent Not to Tender,” the Company’s directors and executive officers have indicated they will not tender Shares held of record or owned beneficially by them in the Offer. To the knowledge of the Company after making reasonable inquiry, none of the Company’s other affiliates currently intends to tender Shares held of record or owned beneficially by them in the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Under the terms of J.P. Morgan’s engagement, comScore has agreed to pay J.P. Morgan for its financial advisory services in connection with the Offer and the Stock Purchase Agreement an aggregate fee currently estimated to be up to $5.5 million, a portion of which is payable contingent upon completion of the Offer and a portion of which is payable contingent upon whether the aggregate percentage of comScore’s Common Stock acquired by Purchaser and WPP pursuant to the Offer and the transactions is equal to or greater than 15% of the comScore Common Stock currently outstanding. In addition, comScore has agreed to reimburse J.P. Morgan for its expenses, including fees and expenses of counsel, and to indemnify J.P. Morgan and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by J.P. Morgan under its engagement.

Neither comScore nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of comScore on its behalf with respect to the Offer, the Stock Purchase Agreement or related matters.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, or affiliates or subsidiaries during the 60 days prior to the filing of this Schedule 14D-9, except with respect as set forth below:

Identity of Person	Date of Transaction	Amount of Securities	Price Per Share	Nature of Transaction
Gian Fulgoni	December 11, 2014	200	$45.00	Open market sale pursuant to holder's 10b5-1 trading plan.
Christiana Lin	December 17, 2014	1,000	$43.42	Open market sale pursuant to holder's 10b5-1 trading plan.
Cameron Meierhoefer	December 17, 2014	1,200	$43.42	Open market sale pursuant to holder's 10b5-1 trading plan.
Gian Fulgoni	December 18, 2014	30,800	$45.94	Open market sale pursuant to holder's 10b5-1 trading plan.
Gian Fulgoni	December 19, 2014	17,000	$47.03	Open market sale pursuant to holder's 10b5-1 trading plan.
Gian Fulgoni	December 26, 2014	3,600	$48.02	Open market sale pursuant to holder's 10b5-1 trading plan.
Magid Abraham	December 31, 2014	1,260	$46.43	Shares issues in lieu of Dr. Abraham's cash salary pursuant to compensatory arrangements approved by the Company Board
Magid Abraham	December 31, 2014	587	$46.43	Shares withheld by the Company from Dr. Abraham's restricted stock vesting to cover tax withholding obligations
Magid Abraham	December 31, 2014	1,336	$46.43	Shares issues in lieu of Linda Abraham's (wife of Dr. Abraham) cash salary pursuant to compensatory arrangements approved by the Company Board
Magid Abraham	December 31, 2014	432	$46.43	Shares withheld by the Company from Linda Abraham's restricted stock vesting to cover tax withholding obligations
Gian Fulgoni	December 31, 2014	1,788	$46.43	Shares issues in lieu of cash salary pursuant to compensatory arrangements approved by the Company Board
Gian Fulgoni	December 31, 2014	750	$46.43	Shares withheld by the Company from restricted stock vesting to cover tax withholding obligations
Christiana Lin	December 31, 2014	1,000	$46.91	Open market sale pursuant to holder's 10b5-1 trading plan.
Cameron Meierhoefer	December 31, 2014	1,200	$46.91	Open market sale pursuant to holder's 10b5-1 trading plan.
Company	January 2, 2015	100	$45.03	Securities acquired in the open market pursuant to Company’s repurchase program.(1)
Christiana Lin	January 14, 2015	1,000	$42.27	Open market sale pursuant to holder's 10b5-1 trading plan.
Cameron Meierhoefer	January 14, 2015	1,200	$42.27	Open market sale pursuant to holder's 10b5-1 trading plan.
Company	January 15, 2015	29,400	$41.31	Securities acquired in the open market pursuant to Company’s repurchase program.(1)
Joan Lewis	January 15, 2015	1,514	$41.30	Shares issued as compensation for initial election to the Company Board
Company	January 16, 2015	6,661	$40.05	Securities acquired in the open market pursuant to Company’s repurchase program.(1)
Christiana Lin	January 28, 2015	1,000	$41.03	Open market sale pursuant to holder's 10b5-1 trading plan.
Cameron Meierhoefer	January 28, 2015	1,200	$41.03	Open market sale pursuant to holder's 10b5-1 trading plan.

(1)    The Company previously announced a stock repurchase program in June 2014 (the “Repurchase Program”). The Repurchase Program provides for the repurchase of up to $50.0 million of our common stock between June 6, 2014 and June 6, 2015. Such repurchases are made from time to time subject to pre-determined price and volume guidelines established by the Company’s board of directors. As of February 13, 2015, there was $47.2 million remaining under the Repurchase Program. As part of the Repurchase Program, shares may be purchased in open market transactions or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Exchange Act. The timing, manner, price and amount of any repurchases will be determined at the Company’s discretion, and the Repurchase Program may be suspended, terminated or modified at any time for any reason.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (ii) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.

Item 8.	Additional Information.

Appraisal Rights
comScore’s stockholders do not have appraisal rights in connection with the Offer.

Delaware Anti-Takeover Law
    Section 203 of the Delaware General Corporation Law (the "DGCL") prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction pursuant to which the person became an interested stockholder. The comScore Board approved the Offer and the other transactions contemplated by the Transaction Documents (as defined in the Offer to Purchase) for purposes of Section 203 of the DGCL. The Offer and such other transactions are therefore not subject to the restrictions on “business combinations” under Section 203 of the DGCL. Many other states have also adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business in such states or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the other transactions contemplated by the Transaction Documents, we may be required to file certain documents with, or receive approvals from, the relevant state authorities.
Antitrust Law
United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisitions may not be consummated unless certain information has been furnished to the FTC and Antitrust Division of the Department of Justice (the “DOJ”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.
    Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by WPP and comScore of their Notification and Report Forms with respect to the Offer, unless WPP receives a Request for Additional Information and Documentary Materials (a “Second Request”) from the FTC or DOJ or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the FTC or DOJ issues a Second Request, the waiting period with respect to the Offer will be extended.
WPP and comScore each intend to file their respective Notification and Report Forms with the FTC and the DOJ shortly after commencement of the Offer.
Other Foreign Jurisdictions. It may be necessary to make filings in addition to those enumerated above with governmental entities in foreign jurisdictions relating to the acquisition of the Shares pursuant to the Offer or the consummation of the European IAM Acquisition. There can be no assurance that any of the governmental entities will not challenge the acquisition of the Shares or the consummation of the European IAM Acquisition on competition or other grounds and, if a challenge is made, the results cannot be predicted.
Cautionary Note Regarding Forward-Looking Statements
Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to comScore’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions. comScore has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements include, without limitation, statements regarding the planned completion of the tender and the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of comScore’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Stock Purchase Agreement and the possibility of any termination of the stock purchase agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of comScore, including the risks and uncertainties detailed in comScore’s public periodic filings with the SEC, including comScore’s most recent Annual Report on Form 10K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by WPP and Purchaser in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. comScore expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 20, 2015, 2015 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).
(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).

(a)(1)(E)
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).

(a)(1)(F)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).

(a)(1)(G)
Summary Advertisement, dated February 20, 2015, as published in The New York Times (incorporated by reference to Exhibit (a)(7) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).

(a)(5)(C)	Press Release issued by WPP on February 12, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Purchaser and WPP on February 12, 2015).
(a)(5)(D)	Press Release issued by comScore and WPP on February 12, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed with the SEC by Purchaser and WPP on February 12, 2015).
(e)(1)
Strategic Alliance Agreement, dated as of February 11, 2015, by and between comScore and WPP Group USA, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).

(e)(2)
Stock Purchase Agreement, dated as of February 11, 2015, by and between Cavendish Square Holding BV, WPP Group USA, Inc., CS Worldnet Holding BV and comScore, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).

(e)(3)	Form of Business Sale and Purchase Agreement (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).
(e)(4)	Form of Stockholders Rights Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).
(e)(5)	Form of Voting Agreement (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).
(e)(6)
Confidentiality Agreement, dated May 6, 2014, by and between comScore, Inc. and WPP (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed with the SEC by Purchaser and WPP on February 20, 2015).

(e)(7)	Sections of the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by comScore, Inc. on June 12, 2014.
(e)(8)	Current Report on Form 8-K filed with the Securities and Exchange Commission by comScore, Inc. on November 12, 2014.
(e)(9)	Current Report on Form 8-K filed with the Securities and Exchange Commission by comScore, Inc. on February 17, 2014.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
COMSCORE, INC.

By:         /s/ Serge Matta
Name:         Serge Matta
Title:         Chief Executive Officer

Dated:         February 20, 2015